UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Rewards Network Inc.

(Name of the Issuer)

Rewards Network Inc.

(Name of Person(s) Filing Statement)

Common stock, $0.02 par value per share

(Title of Class of Securities)

761557206

(CUSIP Number of Class of Securities)

Roya Behnia

Senior Vice President, General Counsel and Secretary

Rewards Network Inc.

Two North Riverside Plaza Suite 950

Chicago, Illinois 60606

(312) 521-6767

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

Timothy J. Melton

Jones Day

77 West Wacker

Chicago, Illinois 60601

(312) 782-3939

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$104,251,276.25	$7,433.12

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Rewards Network Inc., a Delaware corporation, other than Shares owned by EGI Acquisition, L.L.C. (“Purchaser”) and EGI Acquisition Parent, L.L.C. (“Parent”), at a purchase price of $13.75 per Share, net to the seller in cash. As of November 3, 2010, there were 8,815,599 Shares outstanding, of which 1,254,901 Shares are owned by Parent and Purchaser. As a result, this calculation assumes the purchase of 7,560,698 Shares. The transaction value also includes the offer price of $13.75 multiplied by 21,213, the estimated number of options to purchase Shares that are currently outstanding and exercisable for Shares with exercise prices of less than $13.75.
**	The filing fee was determined by multiplying the transaction value by the filing fee of $71.30 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009.
☒	Check the box if any part of the fee is offset as provide by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$7,433.12
Filing Party:	EGI Acquisition Parent, L.L.C.
Form or registration no.:	Schedule TO-T
Date File:	November 8, 2010

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by Rewards Network Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below. The Company, as the filing person, is the subject company.

This Transaction Statement relates to the cash tender offer by EGI Acquisition, L.L.C., a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of EGI Acquisition Parent, L.L.C., a Delaware limited liability company (“Parent”), disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, dated November 8, 2010 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the Securities and Exchange Commission (the “Commission”) by Purchaser and Parent, to purchase all of the issued and outstanding shares of common stock, $0.02 par value per share (the “Shares”), of the Company other than Shares owned by Parent and Purchaser at a purchase price of $13.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Each of Parent and Purchaser are affiliates of Equity Group Investments, L.L.C., a Delaware limited liability company (“EGI”).

The information contained in the Schedule TO, the Offer to Purchase and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Commission on November 8, 2010, a copy of which is attached hereto as Exhibit (a)(2)(A) (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of Schedule 13E-3.

Any statement contained herein shall be deemed to modify or supersede any statement incorporated by reference herein to the extent, and only to the extent, that such statement contained herein modifies or supersedes such statement incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

All information contained in this Statement concerning Parent, Purchaser or EGI has been provided by such person and not by any other person.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated by reference herein.

Item 2.	Subject Company Information.

Name and Address

The name of the subject company is Rewards Network Inc., a Delaware corporation. The address of the Company’s principal executive offices is Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606, and the telephone number at such offices is (312) 521-6767.

Securities

The class of equity securities to which this Statement relates is the Company’s common stock, $0.02 par value per share. As of November 3, 2010, 8,815,599 Shares were issued and outstanding. As of November 3, 2010, 177,617 options to purchase Shares were outstanding under the Company’s stock option plans.

Trading Market and Price

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated by reference herein.

Dividends

The information set forth in the Offer to Purchase under the heading “The Offer—Section 6. Price Range of the Shares; Dividends” is incorporated by reference herein.

Prior Public Offerings

Not applicable.

Prior Stock Purchases

On April 22, 2009, the Company’s Board of Directors approved a stock repurchase program that authorized the Company to repurchase up to $5 million of Shares pursuant to 10b5-1 trading plans or other available means. The 10b5-1 trading plan under which these purchases were made was terminated on June 9, 2010. The purchases were funded from cash and cash reserves and repurchased shares were deposited into treasury and retained for possible future use. The below table sets forth information regarding Shares repurchased by the Company during the prior two years (by quarter).

Period	Total Number of Shares Purchased	Range of Prices	Average Purchase Price
October 1, 2008 – December 31, 2009	—	—	—
January 1, 2009 – March 31, 2009	—	—	—
April 1, 2009 – June 30, 2009	443,386	$ 9.00 - $10.8432	$9.33
July 1, 2009 – September 30, 2009	—	—	—
October 1, 2009 – December 31, 2009	46,563	$ 10.7295 - $10.825	$10.75
January 1, 2010 – March 31, 2010	—	—	—
April 1, 2010 – June 30, 2010	14,608	$ 10.4155 - $10.53	$10.47
July 1, 2010 – September 30, 2010	—	—	—
October 1, 2010 – November 3, 2010	—	—	—

Item 3.	Identity and Background of Filing Person.

Name and Address

The filing person is the subject company. The name, business address and telephone number of the Company are set forth under Item 2 above, which information is incorporated herein by reference. The information set forth in the Schedule 14D-9 in “Annex B—Current Board of Directors” and “Annex B—Executive Officers” is incorporated by reference herein.

Business and Background of Entities

The filing person is Rewards Network Inc., a Delaware corporation. The Company operates the leading dining rewards programs in North America by marketing participating restaurants to members of these programs and by providing incentives to members to dine at these restaurants. In addition to offering its own dining rewards program, iDine®, at www.idine.com, the Company operates the dining rewards program of leading airline frequent flyer programs, hotel frequent-stay programs, retailer shopping programs, college savings programs and other affinity organizations. During the past five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 in “Annex B—Current Board of Directors” and “Annex B—Executive Officers” is incorporated by reference herein.

Item 4.	Terms of the Transaction.

Material Terms

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 12. Interests of Rewards’ Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Offer—Section 4. Withdrawal Rights,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences,” “The Offer—Section 10. Dividends and Distributions,” “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and “The Offer—Section 13. Certain Legal Matters; Regulatory Approvals—Requirements for a Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated by reference herein.

Different Terms

Not applicable.

Appraisal Rights

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 9. Appraisal Rights; Rule 13e-3” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information—Appraisal Rights” is incorporated by reference herein.

Provisions for Unaffiliated Security Holders

The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

Eligibility for Listing or Trading

Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Transactions

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” “Special Factors—Section 11. Related Party Transactions” and “Special Factors—Section 12. Interests of Rewards’ Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger” and “Item 6. Interest in Securities of the Subject Company” is incorporated by reference herein.

Significant Corporate Events

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger,” “Item 6. Interest in Securities of the Subject Company” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Negotiations or Contacts

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger,” “Item 6. Interest in Securities of the Subject Company” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Agreements Involving the Subject Company’s Securities

The information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements,” “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares,” and “Special Factors—Section 12. Interests of Rewards’ Directors and Executive Officers in the Offer and the Merger” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger,” “Item 6. Interest in Securities of the Subject Company” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer” and “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements” is incorporated by reference herein.

Plans

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 8. Summary of the Merger Agreement; Other Agreements” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors,” “Item 6. Interest in Securities of the Subject Company” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Item 7.	Purposes, Alternatives, Reasons and Effects.

Purposes

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Alternatives

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Reasons

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” and “Item 7. Purpose of the Transaction and Plans or Proposals” is incorporated by reference herein.

Effects

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger,” “Special Factors—Section 6. Effects of the Offer,” “Special Factors—Section 7. Conduct of Rewards’ Business if the Offer Is Not Completed,” “Special Factors—Section 9. Appraisal Rights; Rule 13e-3,” “Special Factors—Section 12. Interests of Rewards’ Directors and Executive Officers in the Offer and the Merger,” “The Offer—Section 5. Certain United States Federal Income Tax Consequences” and “The Offer—Section 12. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors,” “Item 7. Purpose of the Transaction and Plans or Proposals” and “Item 8. Additional Information” is incorporated by reference herein.

Item 8.	Fairness of the Transaction.

Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation; Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Factors Considered in Determining Fairness

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation; Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors; Opinion of the Special Committee’s Financial Advisor” is incorporated by reference herein.

Approval of Security Holders

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Unaffiliated Representative

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Approval of Directors

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation; Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” and “Item 8. Additional Information” is incorporated by reference herein.

Other Offers

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1. Background,” “Special Factors—Section 3. The Recommendation by the Special Committee,” “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger,” “Special Factors—Section 5. Rewards Financial Projections” and “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Report, Opinion or Appraisal

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background” and “Special Factors—Section 4. Position of the Offeror Group Regarding Fairness of the Offer and the Merger” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors; Opinion of the Special Committee’s Financial Advisor” and “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” and in “Annex A— Opinion of Harris Williams & Co., dated October 27, 2010” is incorporated by reference herein.

The presentation, dated October 27, 2010, of Harris Williams & Co. to the Strategic Coordination Committee of the Board of Directors of the Company is filed as Exhibit (c)(2) hereto and is incorporated herein by reference.

Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606, during regular business hours by any interested stockholder of the Company or representative of the interested stockholder who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Source of Funds

The information set forth in the Offer to Purchase under the heading “Item 9. Source and Amount of Funds” is incorporated by reference herein.

Conditions

The information set forth in the Offer to Purchase under the heading “Item 9. Source and Amount of Funds” is incorporated by reference herein.

Expenses

The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated by reference herein.

Borrowed Funds

The information set forth in the Offer to Purchase under the heading “Item 9. Source and Amount of Funds” is incorporated by reference herein.

Item 11.	Interest in Securities of the Subject Company.

Securities Ownership

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” and in “Schedule B—Security Ownership of Certain Beneficial Owners and Management” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in “Annex B—Beneficial Ownership of Common Stock” is incorporated by reference herein.

Securities Transactions

The information set forth in the Schedule 14D-9 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and in “Annex B—Beneficial Ownership of Common Stock” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 6. Interest in Securities of the Subject Company” is incorporated by reference herein.

Item 12.	The Solicitation or Recommendation.

Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Rewards After the Offer and the Merger” and “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors; Intent to Tender” is incorporated by reference herein.

Recommendations of Others

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the headings “Item 4. The Solicitation or Recommendation—Solicitation/Recommendation; Background of the Offer and Merger and Reasons for the Recommendation—Background of the Offer and Merger; Reasons for the Recommendation of the Special Committee and the Board of Directors” is incorporated by reference herein.

Item 13.	Financial Statements.

Financial Information

The information set forth in the Offer to Purchase under the headings “The Offer—Section 7. Certain Information Concerning Rewards” is incorporated by reference herein. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the Commission on March 16, 2010. The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2010 are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the Commission on November 4, 2010.

Pro Forma Information

Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Solicitations or Recommendations

The information set forth in the Offer to Purchase under the heading “The Offer—Section 14. Fees and Expenses” is incorporated by reference herein.

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used—Solicitations/Recommendations” is incorporated by reference herein.

Employees or Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Item 5. Persons/Assets, Retained, Employed, Compensated or Used” is incorporated by reference herein.

Item 15.	Additional Information.

Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated by reference herein.

Item 16.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9).

(a)(2)(B)	Letter to stockholders of the Company, dated November 8, 2010 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-9).

(a)(2)(C)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(c)(1)	Opinion of Harris Williams & Co., dated October 27, 2010 (incorporated by reference to Annex A to the Schedule 14D-9).

(c)(2)	The presentation, dated October 27, 2010, of Harris Williams & Co. to the Strategic Coordination Committee of the Board of Directors of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9).

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2010

REWARDS NETWORK INC.

By:	/S/ ROYA BEHNIA
Name:	Roya Behnia
Title:	Senior Vice President, General Counsel
and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 8, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement to be published in The New York Times on November 8, 2010 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9).

(a)(2)(B)	Letter to stockholders of the Company, dated November 8, 2010 (incorporated by reference to Exhibit (a)(8) to the Schedule 14D-9).

(a)(2)(C)	Press release issued by the Company, dated October 28, 2010 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on October 28, 2010).

(c)(1)	Opinion of Harris Williams & Co., dated October 27, 2010 (incorporated by reference to Annex A to the Schedule 14D-9).

(c)(2)	The presentation, dated October 27, 2010, of Harris Williams & Co. to the Strategic Coordination Committee of the Board of Directors of the Company.

(e)(1)	Agreement and Plan of Merger, dated as of October 28, 2010, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(2)	Confidentiality Agreement, dated as of May 17, 2010, by and between the Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9).

(e)(3)	Tender and Support Agreement, dated as of October 28, 2010 by and among Samstock, L.L.C., EGI-Fund (00) Investors, L.L.C., EGI-Fund (05-07) Investors, L.L.C., EGI-Fund (08-10) Investors, L.L.C., Parent and Purchaser (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).

(e)(4)	Limited Guarantee, dated October 28, 2010, by EGI-Fund (08-10) Investors, L.L.C. (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on October 28, 2010).